                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January 2006

                             KOREA THRUNET CO., LTD.
                            (Name of the Registrant)

                                Asia One Building
                                 17-7 Yoido-dong
                                 Youngdeungpo-ku
                              Seoul, Korea 150-874
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                             Form 20-F  X  Form 40-F
                                       ---           ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                                 Yes     No  X
                                     ---    ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                                 Yes     No  X
                                     ---    ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes     No  X
                                     ---    ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________)

     Korea Thrunet Co., Ltd. (the "Company") is furnishing under cover of Form 6-K, a fair and accurate English language translation of:

     Exhibit 99.1: the summary of the Company's interim report for the period from January 1, 2005 to June 30, 2005 (originally prepared in Korean in accordance with the applicable laws of Korea), filed with the Financial Supervisory Commission of Korea on August 12, 2005.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        KOREA THRUNET CO., LTD.


Date: January 3, 2006                   By: /s/ Soon-Yub Samuel Kwon
                                            ------------------------------------
                                        Name: Soon-Yub Samuel Kwon
                                        Title: CEO

                                  EXHIBIT INDEX

Exhibit   Description
-------   -----------
99.1      The summary of the Company's interim report for the period from
          January 1, 2005 to June 30, 2005 (originally prepared in Korean in accordance with the applicable laws of Korea), filed with the
          Financial Supervisory Commission of Korea on August 12, 2005.